APPENDIX B:
FINANCIAL STATEMENTS
(Unaudited)

Kato Sake Works, LLC

PROFIT AND LOSS

January - December 2019

	TOTAL
Income	
40000 Sales	
41000 Taproom Sales	
41300 Merchandise	141.74
Total 41000 Taproom Sales	**141.74**
Total 40000 Sales	**141.74**
Square Income	0.00
Uncategorized Income	0.00
Total Income	**$141.74**
Cost of Goods Sold	
50000 Cost of Goods Sold	
52000 Taproom	
52100 Merchandise	63.36
Total 52000 Taproom	**63.36**
53000 Misc	
53200 Supplies, Materials + Tools	13,089.96
53300 Merchant Fees	0.58
53400 Outbound Shipping	14.20
Total 53000 Misc	**13,104.74**
Total 50000 Cost of Goods Sold	**13,168.10**
Total Cost of Goods Sold	**$13,168.10**
GROSS PROFIT	**$ -13,026.36**
Expenses	
60000 General + Administrative	
60100 Bank Fees	60.31
60200 Dues + subscriptions	235.00
60350 Licenses	1,234.25
60400 Insurance	977.36
60600 Office Expense	
60610 Hardware + Equipment	4,962.28
60620 Hosted Services	297.39
60630 Postage + Delivery	22.40
60640 Supplies	557.90
Total 60600 Office Expense	**5,839.97**
60700 Professional Fees	
60710 Accounting	750.00
60720 Legal	3,200.00
60730 Consulting	500.00
Total 60700 Professional Fees	**4,450.00**
Total 60000 General + Administrative	**12,796.89**
61000 Product	
61100 Advertising + Promotion	940.56

	TOTAL
61200 Conferences + Trade Shows	49.58
61300 Market Research	331.88
Total 61000 Product	**1,322.02**
62000 Facilities	
62100 Furnishings	4,391.99
62200 Kitchen	1,426.32
62300 Moving	532.00
62400 Rent	12,483.87
62500 Repairs + Maintenance	1,005.71
62600 Storage	271.00
62700 Utilities	959.82
Total 62000 Facilities	**21,070.71**
63000 Travel & Entertainment	
63100 Company Events	169.67
63200 Meals & Entertainment	562.79
63300 Travel	
63340 Local	69.72
63370 Travel Meals	65.74
Total 63300 Travel	**135.46**
Total 63000 Travel & Entertainment	**867.92**
Total Expenses	**$36,057.54**
NET OPERATING INCOME	$ -49,083.90
Other Income	
71000 Rewards	210.00
Total Other Income	**$210.00**
NET OTHER INCOME	**$210.00**
NET INCOME	**$ -48,873.90**

Kato Sake Works, LLC

BALANCE SHEET

As of December 31, 2019

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
10000 Checking	11,819.42
10100 Petty Cash	304.00
Total Bank Accounts	**$12,123.42**
Accounts Receivable	
11000 Accounts Receivable (A/R)	0.00
Total Accounts Receivable	**$0.00**
Other Current Assets	
12000 Inventory	
12100 Inventory - Ingredients	1,205.99
12300 Inventory - Merchandise	1,042.49
12500 Inventory - Packaging	513.47
Total 12000 Inventory	**2,761.95**
13000 Prepaid Expense	2,638.64
Undeposited Funds-1	0.00
Total Other Current Assets	**$5,400.59**
Total Current Assets	**$17,524.01**
Fixed Assets	
14000 Equipment	
14100 Chiller	1,200.00
14200 Refrigerator	1,000.00
14300 Tank	27,633.00
Total 14000 Equipment	**29,833.00**
15000 Leasehold Improvements	1,800.00
Total Fixed Assets	**$31,633.00**
Other Assets	
16000 Organizational Cost	702.62
17000 Security Deposit	6,450.00
18000 Trademark	2,100.00
Total Other Assets	**$9,252.62**
TOTAL ASSETS	**$58,409.63**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
20000 Accounts Payable (A/P)	0.00
Total Accounts Payable	**$0.00**
Credit Cards	
21000 Credit Card	6,678.42
Total Credit Cards	**$6,678.42**

	TOTAL
Other Current Liabilities	
23000 Sales Tax Payable	0.00
23100 New York Department of Taxation and Finance Payable	2.47
Total 23000 Sales Tax Payable	**2.47**
Total Other Current Liabilities	**$2.47**
Total Current Liabilities	**$6,680.89**
Total Liabilities	**$6,680.89**
Equity	
30000 Equity	
31000 Investment	100,602.64
Total 30000 Equity	**100,602.64**
34000 Retained Earnings	
Net Income	-48,873.90
Total Equity	**$51,728.74**
TOTAL LIABILITIES AND EQUITY	**$58,409.63**

Kato Sake Works, LLC

STATEMENT OF CASH FLOWS

January - December 2019

	TOTAL
OPERATING ACTIVITIES	
Net Income	-48,873.90
Adjustments to reconcile Net Income to Net Cash provided by operations:	
11000 Accounts Receivable (A/R)	0.00
12100 Inventory:Inventory - Ingredients	-1,205.99
12300 Inventory:Inventory - Merchandise	-1,042.49
12500 Inventory:Inventory - Packaging	-513.47
13000 Prepaid Expense	-2,638.64
20000 Accounts Payable (A/P)	0.00
21000 Credit Card	6,678.42
23000 Sales Tax Payable	0.00
23100 Sales Tax Payable:New York Department of Taxation and Finance Payable	2.47
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**1,280.30**
Net cash provided by operating activities	**$ -47,593.60**
INVESTING ACTIVITIES	
14100 Equipment:Chiller	-1,200.00
14200 Equipment:Refrigerator	-1,000.00
14300 Equipment:Tank	-27,633.00
15000 Leasehold Improvements	-1,800.00
16000 Organizational Cost	-702.62
17000 Security Deposit	-6,450.00
18000 Trademark	-2,100.00
Net cash provided by investing activities	**$ -40,885.62**
FINANCING ACTIVITIES	
31000 Equity:Investment	100,602.64
Net cash provided by financing activities	**$100,602.64**
NET CASH INCREASE FOR PERIOD	**$12,123.42**
CASH AT END OF PERIOD	**$12,123.42**

Kato Sake Works, LLC

Profit and Loss
January - December 2020

	TOTAL
Income	
40000 Sales	
41000 Taproom Sales	0
41100 Taproom Pours	532
41200 Packaged	81,959
41300 Merchandise	1,302
41350 Apparel	3,652
41400 Food	107
41500 Tips	5,048
41600 Discounts/Refunds Given	-1,932
Total 41000 Taproom Sales	**90,668**
42000 Wholesale Sales	
42200 Packaged	13,451
Total 42000 Wholesale Sales	**13,451**
4400 Misc Income	200
Total 40000 Sales	**104,319**
43000 Shipping Income	1,097
Square Income	0
Total Income	**$105,417**
Cost of Goods Sold	
50000 Cost of Goods Sold	
51000 Sake	
51300 Sake - Packaged	9,020
51400 Inventory Adjustment	2,373
51500 Work in Progress Loss	1,050
Total 51000 Sake	**12,443**
52000 Taproom	
52100 Merchandise	303
52150 Apparel	1,407
52200 Taproom COGS	798
52300 Merchandise Adjustment	263
Total 52000 Taproom	**2,772**

Kato Sake Works, LLC

Profit and Loss
January - December 2020

	TOTAL
53000 Misc	
53100 Freight + Delivery	194
53200 Supplies, Materials + Tools	8,657
53250 Packaging Material	1,996
53300 Merchant Fees	2,845
53400 Outbound Shipping	1,518
Total 53000 Misc	**15,210**
Total 50000 Cost of Goods Sold	**30,424**
Total Cost of Goods Sold	**$30,424**
GROSS PROFIT	**$74,993**
Expenses	
60000 General + Administrative	
60100 Bank Fees	80
60200 Dues + subscriptions	894
60300 Filings	420
60350 Licenses	934
60400 Insurance	
60410 Business Liability	1,350
60420 Liquor Liability	801
Total 60400 Insurance	**2,151**
60600 Office Expense	
60610 Hardware + Equipment	1,552
60620 Hosted Services	4,606
60630 Postage + Delivery	62
60640 Supplies	1,413
Total 60600 Office Expense	**7,634**
60700 Professional Fees	
60710 Accounting	5,000
60720 Legal	4,375
60730 Consulting	599
Total 60700 Professional Fees	**9,974**
Total 60000 General + Administrative	**22,087**
61000 Product	
61100 Advertising + Promotion	1,218
61150 Product Samples + Promotions	338
61200 Conferences + Trade Shows	78
61300 Market Research	591
61400 Marketing	7,237
61500 Promotional Events	52
Total 61000 Product	**9,514**

Kato Sake Works, LLC

Profit and Loss
January - December 2020

	TOTAL
62000 Facilities	
62100 Furnishings	1,141
62200 Kitchen	76
62400 Rent	26,316
62500 Repairs + Maintenance	474
62700 Utilities	1,295
Total 62000 Facilities	**29,301**
63000 Travel & Entertainment	
63100 Company Events	1,373
63200 Meals & Entertainment	2,100
63300 Travel	
63340 Local	355
Total 63300 Travel	**355**
Total 63000 Travel & Entertainment	**3,828**
64000 Personnel Expense	
64100 Salaries + Wages	
64110 Regular Pay	23,488
64120 Overtime	384
64160 Workers Comp	3,313
64170 Disability	93
Total 64100 Salaries + Wages	**27,278**
64200 Employer Taxes	2,508
64300 Processing Fees	461
Total 64000 Personnel Expense	**30,247**
Total Expenses	**$94,977**
NET OPERATING INCOME	$ -19,984
Other Income	
70000 Other Income	
72000 Vendor Collection Credit	320
Total 70000 Other Income	**320**
Total Other Income	**$320**
NET OTHER INCOME	$320
NET INCOME	$ -19,665

Kato Sake Works, LLC

Balance Sheet
As of December 31, 2020

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
10000 Checking	27,958
10100 Petty Cash	1,565
Total Bank Accounts	**$29,523**
Accounts Receivable	
11000 Accounts Receivable (A/R)	1,038
Total Accounts Receivable	**$1,038**
Other Current Assets	
10300 Square Expected Deposits	0
12000 Inventory	
12100 Sake - Bulk	306
12110 Sake - Bulk Kasu	0
12200 Sake - WIP	1,747
12400 Sake - Packaged	510
12500 Ingredients	2,948
12600 Packaging	3,167
12700 Merchandise	1,338
Total 12000 Inventory	**10,016**
13000 Prepaid Expense	0
13100 Insurance	
13110 Business Liability	431
13120 Liquor Liability	73
13130 Workers Comp	351
13140 Disability Insurance	37
Total 13100 Insurance	**892**
License	2,017
Total 13000 Prepaid Expense	**2,908**
Uncategorized Asset	0
Undeposited Funds-1	0
Total Other Current Assets	**$12,924**
Total Current Assets	**$43,485**

Kato Sake Works, LLC

Balance Sheet
As of December 31, 2020

	TOTAL
Fixed Assets	
14000 Equipment	
14100 Chiller	1,200
14200 Refrigerator	1,000
14300 Tank	27,633
14400 Bottle Capper	2,400
Total 14000 Equipment	**32,233**
15000 Leasehold Improvements	1,800
Total Fixed Assets	**$34,033**
Other Assets	
16000 Organizational Cost	626
17000 Security Deposit	6,450
18000 Trademark	0
AD - Trademark	0
Total 18000 Trademark	**0**
Total Other Assets	**$7,076**
TOTAL ASSETS	**$84,594**

Kato Sake Works, LLC

Balance Sheet

As of December 31, 2020

	TOTAL
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
20000 Accounts Payable (A/P)	-5,167
Total Accounts Payable	**$ -5,167**
Credit Cards	
21000 Credit Card	6,036
Total Credit Cards	**$6,036**
Other Current Liabilities	
22000 Accrued Expense	0
23000 Sales Tax Payable	-2,392
23100 New York Department of Taxation and Finance Payable	3,521
Total 23000 Sales Tax Payable	**1,129**
Non-Inventory Payable	0
PPP Proceeds	333
Square Tips	0
Total Other Current Liabilities	**$1,462**
Total Current Liabilities	**$2,332**
Total Liabilities	**$2,332**
Equity	
30000 Equity	
31000 Investment	150,800
Total 30000 Equity	**150,800**
34000 Retained Earnings	-48,873
Net Income	-19,665
Total Equity	**$82,262**
TOTAL LIABILITIES AND EQUITY	**$84,594**

Kato Sake Works, LLC

Statement of Cash Flows
January - December 2020

	TOTAL
OPERATING ACTIVITIES	
Net Income	-19,665
Adjustments to reconcile Net Income to Net Cash provided by operations:	
11000 Accounts Receivable (A/R)	-1,038
10300 Square Expected Deposits	0
12100 Inventory:Sake - Bulk	-306
12110 Inventory:Sake - Bulk Kasu	0
12200 Inventory:Sake - WIP	-1,747
12400 Inventory:Sake - Packaged	-510
12500 Inventory:Ingredients	-1,742
12600 Inventory:Packaging	-2,653
12700 Inventory:Merchandise	-296
13000 Prepaid Expense	2,150
13110 Prepaid Expense:Insurance:Business Liability	58
13120 Prepaid Expense:Insurance:Liquor Liability	-73
13130 Prepaid Expense:Insurance:Workers Comp	-351
13140 Prepaid Expense:Insurance:Disability Insurance	-37
Prepaid Expense:License	-2,017
Uncategorized Asset	0
20000 Accounts Payable (A/P)	-5,167
21000 Credit Card	-459
22000 Accrued Expense	0
23000 Sales Tax Payable	-2,392
23100 Sales Tax Payable:New York Department of Taxation and Finance Payable	3,519
Non-Inventory Payable	0
PPP Proceeds	333
Square Tips	0
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**-12,728**
Net cash provided by operating activities	**$ -32,393**
INVESTING ACTIVITIES	
14400 Equipment:Bottle Capper	-2,400
18000 Trademark	2,100
Trademark:AD - Trademark	-105
Net cash provided by investing activities	**$ -405**
FINANCING ACTIVITIES	
31000 Equity:Investment	50,197
Net cash provided by financing activities	**$50,197**
NET CASH INCREASE FOR PERIOD	**$17,400**
Cash at beginning of period	12,123
CASH AT END OF PERIOD	**$29,523**

I, Shinobu Kato, certify that:

1. The financial statements of Kato Sake Works, LLC included in this Form are true and complete in all material respects; and
2. The tax return information of Kato Sake Works, LLC included in this Form reflects accurately the information reported on the tax return for Kato Sake Works, LLC for the fiscal years ended 2019 and 2020 (most recently available as of the Date of this Form C).

Signature   *Shinobu Kato*

Name: Shinobu Kato

Title: Managing member